SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)


                            TRANS WORLD GAMING CORP.
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)*


                                         Copy to:

 Christopher P. Baker                   Christopher G. Karras
 120 Boylston St.                       Dechert Price & Rhoads
 Boston, Massachusetts  02116           4000 Bell Atlantic Tower
 (617) 423-1080                         1717 Arch Street
                                        Philadelphia, Pennsylvania 19103-2793
(Name, address and telephone number of
Person Authorized to Receive Notices
and Communications)


                                  June 30, 1999
                 (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 853375105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 853375105
--------------------------------------------------------------------------------




----------------------------------------------------------- --------------------
1)       Name of Reporting Person                           Christopher P. Baker

         SS. Or I.R.S. Identification
         No. of Above Person                                ###-##-####
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
2)       Check the Appropriate Box                          (a)
         if a Member of a Group                             (b)
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
3)       SEC Use Only
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
4)       Source of Funds                                    00
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
6) Citizenship or Place of Organization U.S.A.
-----------------------------------------------------------
----------------------------------------------------------- --------------------
Number of Shares                7)       Sole Voting
Beneficially Owned By Each               Power                      3,186,037
Reporting Person With           8)       Shared Voting
                                         Power                           0
                                9)       Sole Dispositive
                                         Power                      3,186,037
                                10)      Shared Dispositive
                                         Power                           0
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                     3,186,037
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares               [X]*
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
13)      Percent of Class Represented
         by Amount in Row (11)                              55.24%
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
14)      Type of Reporting Person                           IN
----------------------------------------------------------- --------------------
* Excludes 5,000 shares of Common Stock and a Warrant for 54,728 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.

----------------------------------------------------------- --------------------
1)       Name of Reporting Person                           CP Baker LLC

         SS. Or I.R.S. Identification                       04-3323325
         No. of Above Person
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
2)       Check the Appropriate Box                          (a)
         if a Member of a Group                             (b)
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
3)       SEC Use Only
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
4)       Source of Funds                                    00
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
6)       Citizenship or Place of Organization               Delaware
-----------------------------------------------------------
----------------------------------------------------------- --------------------
Number of Shares                7)       Sole Voting
Beneficially Owned By Each               Power                        1,135,667
Reporting Person With           8)       Shared Voting
                                         Power                           0
                                9)       Sole Dispositive
                                         Power                        1,135,667
                                10)      Shared Dispositive
                                         Power                           0
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                     1,135,667
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
13)      Percent of Class Represented
         by Amount in Row (11)                              29.04%
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
14)      Type of Reporting Person                           CO
----------------------------------------------------------- --------------------

----------------------------------------- --------------------------------------
1)       Name of Reporting Person         Anasazi Partners, Limited Partnership

         SS. Or I.R.S. Identification
         No. of Above Person              04-3326588
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
2)       Check the Appropriate Box        (a)
         if a Member of a Group           (b)
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
3)       SEC Use Only
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
4)       Source of Funds                  WC
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------
-----------------------------------------------------------
6)       Citizenship or Place of Organization               Massachusetts
-----------------------------------------------------------
----------------------------------------------------------- --------------------
Number of Shares                7)       Sole Voting
Beneficially Owned By Each               Power                       1,135,667
Reporting Person With           8)       Shared Voting
                                         Power                           0
                                9)       Sole Dispositive
                                         Power                        1,135,667
                                10)      Shared Dispositive
                                         Power                           0
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                     1,135,667
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
13)      Percent of Class Represented
         by Amount in Row (11)                              29.04%
----------------------------------------------------------- --------------------
----------------------------------------------------------- --------------------
14)      Type of Reporting Person                           PN
----------------------------------------------------------- --------------------

     This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 3, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 3, 1998, Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 10, 1998, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 14, 1998, Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 12, 1999. Amendment No. 5 thereto filed with the Securities and Exchange Commission on May 5, 1999 on behalf of Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, Anasazi Partners, Limited Partnership, and C.P. Baker Venture Fund I, Limited Partnership. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On June 30, 1999, Christopher Baker used his working capital to make an open market purchase of 30,000 shares of common stock at $0.32 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 3,186,037 shares of Common Stock (or 55.24% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 183,500 shares of Common Stock of which Mr. Baker is the record holder; 1,227,642 shares of Common Stock that may be acquired upon the exercise of the Amended Warrants and the New Warrants owned by Mr. Baker; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 410,366 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.; 218,862 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Venture Fund; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners; and the 269,000 shares of Common Stock held of record by Anasazi Partners.

                  Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 1,135,667 shares of Common Stock (or 29.04% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 1,135,667 shares of Common Stock include 269,000 shares of Common Stock held of record by Anasazi Partners; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; and 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit           1 Agreement among Christopher P. Baker, C.P.
                                    Baker & Company,  Ltd.,  CP Baker LLC,  C.P.
                                    Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                                 Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated    July 23, 1999                   /s/ Christopher P. Baker
                                         CHRISTOPHER P. BAKER
`

                                                 Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       C.P. BAKER & COMPANY, LTD.

Dated    July 23, 1999                By:  /s/ Christopher P. Baker
                                         --------------------------
                                           Name:     Christopher P. Baker
                                           Title:    President

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      CP BAKER LLC
Dated:  July 23, 1999                 By:  /s/Christopher P. Baker
                                         -------------------------
                                           Name:     Christopher P. Baker
                                           Title:    President

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                 By:  CP BAKER LLC, its general partner


Dated:  July 23, 1999            By:  /s/Christopher P. Baker
                                    -------------------------
                                      Name:     Christopher P. Baker
                                      Title:    President

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                    CP BAKER VENTURE FUND I
                                        LIMITED PARTNERSHIP

                                    By:    C.P. BAKER & COMPANY, LTD.


Dated:  July 23, 1999               By:  /s/Christopher P. Baker
                                       -------------------------
                                         Name:     Christopher P. Baker
                                         Title:    President

                                  EXHIBIT INDEX

              Exhibit 1 Agreement among Christopher P. Baker, C.P.
                    Baker & Company, Ltd., CP Baker LLC, C.P.
                    Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership
                      regarding the filing of Schedule 13D.

                                                                Exhibit 1

                                    AGREEMENT


          The undersigned each agree to the filing of a single Schedule
 13D with respect to their respective ownership interests in Trans World Gaming
                                     Corp.



Dated:  July 23, 1999                /s/Christopher P. Baker
                                     CHRISTOPHER P. BAKER



                                     C.P. BAKER & COMPANY, LTD.
Dated:  July 23, 1999                By:  /s/Christopher P. Baker
                                          -----------------------
                                          Name:  Christopher P. Baker
                                          Title: President



                                    CP BAKER LLC
Dated:  July 23, 1999               By:  /s/Christopher P. Baker
                                       -------------------------
                                         Name:   Christopher P. Baker
                                         Title:  President

                              ANASAZI PARTNERS, LIMITED PARTNERSHIP

                              By:  C.P. BAKER LLC, its general partner


Dated:  July 23, 1999            By: /s/Christopher P. Baker
                                    ------------------------
                                     Name:    Christopher P. Baker
                                     Title:   President

                 C.P. BAKER VENTURE FUND I, LIMITED PARTNERSHIP

                                     By:  C.P. BAKER & COMPANY, LTD.


                                     By: /s/Christopher P. Baker
                                          Name:  Christopher P. Baker
Dated:  July 23, 1999                     Title:  President